HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________           Email:  harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                 (303) 839-0061

                                November 29, 2006

Scott Anderegg
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

      Re:   Tian'an Pharmaceutical Co., Ltd.
            Registration Statement on Form SB-2
            File No. 333-135434

     This office represents Tian'an Pharmaceutical Co., Ltd. (the "Company"). Amendment No. 5 to the Company's registration statement has been filed with the Commission. This letter contains the Company's responses to the comments received from the Staff by letter dated November 28, 2006. The paragraph numbers in this letter correspond with the numbered paragraphs in the Staff's comment letter.
                                                                  Page Number
                                                                  -----------

  C-1   Comment complied with. Note 10 has been revised to        Note 10,
        reflect the reclassification between general and          12-31-05
        administrative expenses and the provision for             and 9-30-06
        income taxes.                                             financials

  C-2   Comment complied with.                                    Statement of
                                                                  Operations for
                                                                  three months
                                                                  ended 9-30-06

      If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                           Very Truly Yours,

                                           HART & TRINEN, L.L.P.

                                           /s/ William T. Hart

                                           William T. Hart
WTH:ap